BB 3/5




RECEIVED
MAR 01 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003306

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 27669

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEE HARRIS AND COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 West 36th Street, Suite 100
(No. and Street)

Chicago	Illinois	60632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE HARRIS 773-650-1570
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JON GEORGE FLOODAS
(Name — *if individual, state last, first, middle name*)

4747 W. Peterson Ave.	Chicago,	IL	60646
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-14-02

OATH OR AFFIRMATION

I, Lee Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lee Harris and Company, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


MARIA FLORES
NOTARY PUBLIC - ILLINOIS
COOK COUNTY
My Commission Expires
June 12, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JON FLOODAS
CERTIFIED PUBLIC ACCOUNTANT
4747 WEST PETERSON AVENUE, SUITE 300
CHICAGO, ILLINOIS 60646
(773) 202-0177
FAX (773) 777-6557

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Mr. Lee Harris
Lee Harris and Company
Chicago, Illinois

I have audited the accompanying statement of financial condition of Lee Harris and Company as of December 31, 2001, and the related statements of income, changes in ownership equity, cash flows and changes in subordinated liabilities for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial condition of Lee Harris and Company as of December 31, 2001 and the results of its operations, changes in ownership equity, cash flows and changes in subordinated liabilities for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination has been made for the purpose of forming the opinion on the basic financial statements, taken as a whole. The accompanying information included in this report on pages 14 through 24, although not considered necessary for a fair presentation in conformity with generally accepted accounting principles, is presented for supplementary analysis purposes and has been subjected to the audit procedures applied in the examination of the basis financial statements. In my opinion, the accompanying information is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 9, 2002




RECEIVED
MAR 01 2002
352
SECTION

LEE HARRIS AND COMPANY

Financial Statements
and
Accompanying Information
for the year ended
December 31, 2001

LEE HARRIS AND COMPANY

Statement of Financial Condition
December 31, 2001

Assets

Current assets	
Cash and cash equivalents	$ 1,835
Receivable	
Secured demand notes receivable collateralized by money market account (note 1)	5,500
Total current assets	7,335
Property and equipment (note 1)	
Automobile	19,648
Computer equipment	6,732
Office equipment	1,964
Total property and equipment	28,344
Less accumulated depreciation	20,404
Property and equipment, net of depreciation	7,940
Other assets	
Stock warrants	3,300
Total assets	$ 18,575

Liabilities and Ownership Equity

Current liabilities	
Replacement tax payable	$ 63
Liabilities subordinated to claims of general creditors (note 1)	
Due to shareholder	5,500
Ownership equity	
Common stock, $1 par value; authorized 10,000 shares, issued and outstanding 1,000 shares	1,000
Donated capital	57,531
Retained earnings (deficit)	(45,519)
Total ownership equity	13,012
Total liabilities and ownership equity	$ 18,575

See notes to financial statements

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87) (12)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [X] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-27669	14
		FIRM ID. NO.	
LEE HARRIS AND COMPANY	13	10617	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
4201 WEST 36th STREET, SUITE 100 (No. and Street)	20	01-01-01	24
		AND ENDING (MM/DD/YY)	
CHICAGO (City) 21 ILLINOIS (State) 22 60632 (Zip Code)	23	12-31-01	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
LEE HARRIS	30	773-650-1570	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 9th day of FEBRUARY ~~XX~~ 2002

Manual signatures of:



1) Principal Executive Officer or Managing Partner

2) Principal Financial Officer or Partner

3) Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

FLOODAS, JON GEORGE, C.P.A.
Name (If individual, state last, first, middle name)

ADDRESS Number and Street	City	State	Zip Code
4747 W. PETERSON AVENUE	CHICAGO	IL 70	60646
71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LEE HARRIS AND COMPANY N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-01 [99]
SEC FILE NO. 8-27669 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable	Non-Allowable	Total
1.	Cash	$ 1835 [200]		$ 1835 [750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[295]		
	B. Other	[300]	$ [550]	[810]
3.	Receivables from non-customers	[355]	[600]	[830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[418]		
	B. Debt securities	[419]		
	C. Options	[420]		
	D. Other securities	[424]		
	E. Spot commodities	[430]		[850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost $ [130]			
	B. At estimated fair value	[440]	[610]	[860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
	A. Exempted securities $ [150]			
	B. Other securities $ 7938 [160]			
7.	Secured demand notes:	5500 [470]	[640]	5500 [890]
	market value of collateral:			
	A. Exempted securities $ [170]			
	B. Other securities $ [180]			
8.	Memberships in exchanges:			
	A. Owned, at market $ [190]			
	B. Owned, at cost		[650]	
	C. Contributed for use of the company, at market value		[660]	[900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	7940 [680]	7940 [920]
11.	Other assets	[535]	3300 [735]	3300 [930]
12.	TOTAL ASSETS	$ 7335 [540]	$ 11240 [740]	$ 18575 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LEE HARRIS AND COMPANY as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	63	1205		1385	63	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:			5500	1420	5500	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ 5500 [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 63	1230	$ 5500	1450	$ 5563	1760

Ownership Equity

		Total	
21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		1000	1792
C. Additional paid-in capital		57531	1793
D. Retained earnings		(45519)	1794
E. Total		13012	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 13012	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 18575	1810

OMIT PENNIES